UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006
Commission File Number 000-52030

Challenger Energy Corp.

(Translation of registrant’s name into English)

400 — 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4H23300

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

99.1	Consolidated Financial Statements for the nine month period ended September 30, 2006.
99.2	Management’s Discussion and Analysis for the nine month period ended September 30, 2006.
99.3	CEO/CFO Certifications.
99.4	Press Release, dated November 3, 2006.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Challenger Energy Corp.
(Registrant)

Date: November 13, 2006	By:	/s/ Manjeet Dhillon
Name: Manjeet Dhillon
Title: Chief Financial Officer